APPLICATION FOR WITHDRAWAL


      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Clickable Enterprises, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission to withdraw its Registration Statement on Form SB-2 (No. 333-111827) filed on January 9, 2004. The reason for the withdrawal is that the Registrant has restructured the financing that was being registered in the registration statement. The Registrant certifies that no securities have been sold in connection with the offering covered by the registration statement.

      The Registrant further states that subsequent to the withdrawal of the registration statement the Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) promulgated under the Act.

      IN WITNESS WHEREOF, the Registrant has caused this application to be duly executed as of November 18, 2004.


                                       Clickable Enterprises, Inc.


                                       By: /s/ Guy Pipolo
                                       -----------------------------------------
                                       Name:    Guy Pipolo
                                       Title: Chief Operating Officer